Exhibit 2

Cimatron Limited
Management's Discussion and Analysis of Financial Results for Years Ended
December 31, 2011, 2010 and 2009

Revenue

Our total revenues increased by 12.9% in 2011, to approximately $40.7 million, from approximately $36.1 million in 2010, after having risen by 9.5% in 2010 from $33.0 million in 2009. Our revenues from the sale of products increased by 13.6% in 2011, to approximately $18.2 million, from approximately $16.0 million in 2010, after having risen by 21.2% in 2010 from approximately $13.2 million in 2009. The increase in sales of products in 2011 relative to 2010 was primarily attributable to the continued global economic recovery in 2011, and, to a lesser extent, to the appreciation of the Euro relative to the dollar over the course of 2011 relative to 2010 (as the average exchange rate rose from 1.328 dollars per Euro in 2010 to 1.393 dollars per Euro in 2011), which increased the dollar value of the Euro-denominated revenues that we realized in 2011. The increase in sale of products in 2010 relative to 2009 was primarily attributable to the global economic recovery in 2010, somewhat offset by the appreciation of the dollar relative to the Euro over the course of 2010 relative to 2009 (as the average exchange rate fell from 1.394 dollars per Euro in 2009 to 1.328 dollars per Euro in 2010), which reduced the dollar value of the Euro-denominated revenues that we realized in 2010. As a percentage of revenues, our revenues from the sale of products increased in 2011 to approximately 45%, from approximately 44% in 2010, after having been approximately 40% in 2009. Our revenues from maintenance and services increased by 12.2% in 2011 to approximately $22.5 million, from approximately $20.1 million in 2010, after having risen by 1.6% in 2010 from approximately $19.8 in 2009. The increase in maintenance and service revenues in each of 2010 and 2011 was primarily attributable to the global economic recovery, which enabled customers to begin (in 2010) and to continue, more substantially (in 2011), increasing their levels of spending on maintenance contracts and training and implementation services that they order from us with respect to our products. As a percentage of overall revenues, our revenues from maintenance and services decreased in 2011 to approximately 55%, from approximately 56% in 2010 after having been approximately 60% in 2009. This decrease in each of 2011 and 2010 reflected the corresponding increase in products sales revenues in both years.

Because, during 2011, 49% of our revenues were derived from Europe, changes in the Euro-dollar exchange rate can significantly influence our revenues. Since mid 2007, the Euro–dollar exchange rate had an increasing influence on our revenues and results of operation due to the consolidation of Microsystem’s financial results with ours, since substantially all of Microsystem’s revenues are Euro-denominated.

While we believe that the trend of migration of European mold, tool, die and fixture makers operations to low cost labor markets in the Far East, where markets are also characterized by lower prices and by higher usage of pirated copies of software products, may continue, we have previously adjusted our European strategy slightly in order to increasingly focus on penetrating the high end European market, in which such migration is less prevalent. At the same time, we continue with our sales efforts in China and in other emerging markets. In addition, following the Gibbs acquisition in early 2008, we began selling the GibbsCAM product line via our legacy Cimatron sales channels in Germany, Italy, China, South Korea and Israel, and in other sales territories as well.

Cost of Revenue

Cost of revenue decreased by 8.4% in 2011, to approximately $5.4 million, from approximately $5.9 million in 2010, after having decreased by 5.0% in 2010 from approximately $6.2 million in 2009. The decrease in 2011 relative to 2010 was mainly due to (i) a different revenue mix, with higher percentage of software license revenues (which carry with them lower costs of revenues) and practically no hardware revenues (which carry with them higher costs of revenues) in 2011 as compared to 2010, as towards the end of 2010 we stopped selling in Italy a hardware-based measurement product, the profitability of which was negligible, whereas management and personnel attention required for selling it were significant, and (ii) no royalty expense to the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel, or the OCS, in 2011, as explained in note 8A to our 2011 financial statements. The decrease in 2010 relative to 2009 was mainly due to (i) a different revenue mix, with higher percentage of software license revenues and lower percentage of hardware revenues in 2010 as compared to 2009, and (ii) lower royalty expense to the OCS in 2010, as explained in note 8A to our 2011 financial statements.

Gross Profit

Gross profit, as a percentage of total revenue, was 87%, 84% and 81% in 2011, 2010 and 2009, respectively.  The higher gross margin that we achieved in 2011 relative to 2010, and in 2010 relative to 2009, was in each case due to (i) increased revenues on a year-over-year basis, which, given the significant portion of the cost of revenue constituting fixed expenses that are not dependent on the revenue level, led to higher gross margin than in the prior year, and (ii) the lower cost, higher margin revenue mix relative to the prior year and the absence of (in 2011) or lower (in 2010) royalty expense to the OCS, as described under “Cost of Revenue” above.

Research and Development Expenses, net

Research and development, or R&D, expenses primarily consist of salaries and related costs with respect to employees engaged in ongoing research, design and development activities. R&D expenses were $6.7 million in 2011, reflecting an 12.1% increase over the $6.0 million of R&D expenses in 2010, which itself reflected a 4.8% increase over the $5.7 million of R&D expenses in 2009.  The increase in 2011 was mainly due to (i) higher employee-related and other R&D costs in 2011, as we further increased our R&D spending in 2011 as we continued to recover from the global economic downturn of 2009, which contributed approximately $0.5 million to such increase, and (ii) the appreciation of the New Israeli Shekel, or NIS, relative to the dollar over the course of 2011 (as the average representative exchange rate decreased from NIS 3.732 per dollar in 2010 to NIS 3.579 per dollar in 2011), which increased the dollar value of the NIS-denominated R&D costs that we incurred in 2011, and which contributed approximately $0.2 million to such increase. The increase in 2010 was primarily due to higher employee-related costs in 2010, as we slightly increased our R&D spending in 2010 after we had reduced such expenses in 2009 in response to the global economic downturn.

Selling, General and Administrative Expenses

Selling expenses consist of costs relating to promotion, advertising, trade shows and exhibitions, compensation (including sales commissions), sales support, travel and travel-related expenses, and, when applicable, royalties to the Fund for the Encouragement of Marketing of the Government of Israel, or the Marketing Fund, including all such expenses for our subsidiaries. We did not receive any grants from the Marketing Fund in the years 2009, 2010 and 2011 and do not expect to receive any such grants in the future. We also did not pay any royalties to the Marketing Fund in 2009, 2010 and 2011. General and administrative expenses consist of (a) compensation costs for administration, finance and general management personnel, (b) office maintenance and administrative costs, (c) rent, (d) fees paid to DBSI, our significant shareholder, for management services, (e) reserves for doubtful debts and (f) amortization of investment in acquired companies.

Selling, general and administrative, or SG&A, expenses increased by 10.9% in 2011, to $24.5 million, from $22.1 million in 2010, after having increased by 0.3% in 2010 from $22.0 million in 2009. The increase in 2011 relative to 2010 was mainly attributable to (i) the appreciation of the NIS relative to the dollar over the course of 2011 (as reflected in the decrease in the average representative exchange rate from NIS 3.732 per dollar in 2010 to NIS 3.579 per dollar in 2011), which increased the dollar value of the NIS-denominated SG&A costs that we incurred in 2011 by approximately $0.4 million; (ii) the appreciation of the Euro relative to the dollar over the course of 2011 (as evidenced by the rise in the average Euro-dollar exchange rate from 1.328 dollars per Euro in 2010 to 1.393 dollars per Euro in 2011), which increased the dollar value of the Euro-denominated SG&A costs that we incurred in 2011 by approximately $0.4 million; (iii) our continued investment in the promotion of our two product lines, CimatronE and GibbsCAM, which increased our SG&A costs in 2011; and (iv) higher sales commissions to sales employees and sales agents that accompanied our significant increase in revenues in 2011.

The slight increase in SG&A expenses in 2010 relative to 2009 was primarily due to higher revenues in 2010, which resulted in higher commission payments to our sales employees and agents, which were offset, almost entirely, by lower reserve for doubtful debts and by the appreciation of the dollar relative to the Euro over the course of 2010 (evidenced by the decrease in the average Euro-dollar exchange rate from 1.394 dollars per Euro in 2009 to 1.328 dollars per Euro in 2010), which reduced the dollar value of the Euro-denominated SG&A expenses that we incurred in 2010.

Financial Income (Expenses), net

Financial income (expenses), net, consists primarily of interest earned on our cash reserves, interest paid on our short term and long term credit facilities from financial institutions, gains (losses) from sale of bonds and funds, interest on trade receivables and currency translation adjustments between the U.S. dollar and the NIS and Euro based on changes in exchange rates, as applied to our assets and liabilities. Financial income (expense), net, was approximately $(0.2) million in 2011, as compared to approximately $0.1 million in 2010 and approximately $0.0 million in 2009. During 2011, 2010 and 2009, the interest that we received on our cash reserves was significantly lower than in previous years, due to the global trend of reduced interest rates. Therefore, the currency translation adjustments between the U.S. dollar and each of the NIS and the Euro, which were due to changes in related exchange rates, as applied to our assets and liabilities, had the most significant effect on our financial income (expenses) in these years.

Income Taxes, net

Income Taxes, net, consist of (i) changes in deferred tax assets and deferred tax liabilities, and (ii) current tax expenses or income. In 2011, we recorded a tax expense of approximately $1.3 million, of which approximately $0.5 million related to changes in deferred taxes, and approximately $0.8 million related to current tax expenses. Of such $0.8 million of current tax expenses: (i) approximately $0.4 million related to taxes in the U.S., as we practically finished using our entire U.S. loss carry-forwards during the fourth quarter of 2011; and (ii) approximately $0.4 million mainly related to taxes in Israel and Germany.

In 2010 we recorded a tax expense of approximately $0.7 million, of which approximately $0.3 million related to changes in deferred taxes, and approximately $0.3 million related to current tax expenses. Most of the current taxes in 2010 related to taxes for previous years, mainly as part of the final tax assessment that we received in Germany for the years 2004-2007.

In 2009, we recorded tax income of approximately $0.9 million, which consisted primarily of an increase in deferred tax assets, as a result of an increase in US loss carry-forwards that we believed we would be able to use in the foreseeable future.

Net Income Attributable to Cimatron Shareholders

We recorded net income attributable to Cimatron shareholders of approximately $2.6 million, $1.6 million and $0.0 million in 2011, 2010 and 2009, respectively.  The increase in 2011 relative to 2010, and in 2010 relative to 2009, were mainly due to increases in our revenues on a year-over-year basis, which resulted from a recovery in our target markets, which began in 2010 and strengthened in 2011.

Cash flow

As of December 31, 2011, we had $11.8 million in cash and cash equivalents.  During 2011, net cash provided by operating activities was $4.6 million, and was mainly comprised of our net profit of $2.7 million, increase in trade payables, accrued expenses and other liabilities of $0.2 million, decrease in net deferred taxes of $0.5 million, and depreciation and amortization of $1.4 million, as partially offset by increase in accounts receivable and prepaid expenses of $0.2 million.

During 2011, net cash used in investing activities was $0.4 million, and was solely comprised of $0.4 million used for capital expenditures. Our capital expenditures for 2011 were mostly for the purchase of computers, computer equipment and software, and other office equipment.

During 2011, net cash used in financing activities was $2.6 million, and was mainly comprised of $3.2 million of cash used for the dividends that we paid and $0.1 million of cash used for the reduction of short and long term bank credit, offset, in part, by $0.7 million of cash provided by proceeds from issuance of shares upon exercise of options.